15046041

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65708

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stanwich Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Dock Street - 6th Fl.
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name - *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH
13

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mc 3/12

KW 3/13

OATH OR AFFIRMATION

I, Augustine Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stanwich Advisors LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STANWICH ADVISORS, LLC

Statement of Financial Condition

December 31, 2014

ANCHIN

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Stanwich Advisors, LLC:

We have audited the accompanying statement of financial condition of Stanwich Advisors, LLC as of December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition. This financial statement is the responsibility of Stanwich Advisors, LLC. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of Stanwich Advisors, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, N.Y.
February 27, 2015

Stanwich Advisors, LLC
Financial Statement Index
December 31, 2014

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3-6

Stanwich Advisors, LLC
Statement of Financial Condition
As of December 31, 2014

Assets		
Cash	$	1,053,893
Placement fees receivable		4,385,497
Other receivables, net of allowance for doubtful accounts of $153,039		19,343
Property and equipment, net		430,622
Prepaid expenses		67,475
Security deposits		123,746
Total Assets	$	6,080,576
Liabilities and Members' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	294,085
Accrued bonuses		1,100,000
Deferred rent		90,684
		1,484,769
Commitments and Contingencies		
Members' equity		4,595,807
Total Liabilities and Members' Equity	$	6,080,576

See accompanying notes to the statement of financial condition

1. Summary of Significant Accounting Policies

Nature of Operations

Stanwich Advisors, LLC (the "Company") was formed as a limited liability company under the laws of the State of Connecticut. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company will continue for an indefinite period of time. The Company provides consulting, advisory and capital raising services to private equity fund managers ("Clients").

Placement Fees Receivable

Placement fees receivable are typically due over three years commencing upon Client acceptance of capital or capital commitments. There were no placement fees receivable past due on December 31, 2014. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of Clients. No allowance for doubtful accounts for the placement fees receivable was considered necessary at December 31, 2014. Placement fees of $4,420,018 which are in excess of one year have been discounted to present value using an effective rate of 3.25%.

Other Receivables

Other receivables represent client reimbursable expenses. Amounts are invoiced to clients as incurred and generally reimbursed when the fund associated with the expenses closes. The Company recognizes an allowance for doubtful accounts based on historical experience, an individual account analysis, aging of the account balance and the expected recovery of amounts from various collection methods.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful service lives using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated useful lives or the lease term. Expenditures for property and equipment are capitalized and depreciated over their service lives. Related maintenance and repairs are expensed as incurred. When capitalized assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period.

Revenue Recognition

Placement fee revenues are recognized as earned which is upon Client acceptance of capital or capital commitments from investors identified by the Company, the price is fixed or determinable and collection is reasonably assured. The Company also recognizes consulting and advisory fees as earned. All discounts from placement fees in excess of one year is presented in placement fees.

Income Taxes

Under provisions of the Internal Revenue Code, limited liability companies that are treated as partnerships are not subjected to income taxes, and any income or loss realized is taxed to the individual members. Accordingly, no provisions for Federal income taxes appear on the financial statements. Under Connecticut Tax Code, a Connecticut limited liability company is subject to an annual minimum fee. Other than the minimum fee, Connecticut also taxes income and loss at the individual member level.

1. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2011 through 2013 tax years are open for examination by Federal, state and local tax authorities.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. The most significant estimates in the statement of financial condition include the allowance for doubtful accounts and the discount rate used on long-term receivables. Actual results could differ from those estimates.

2. Property & Equipment

Property and equipment were comprised of the following at December 31, 2014:

Leasehold improvements	$	447,053
Furniture and fixtures		168,984
Office equipment		126,573
		742,610
Less: accumulated depreciation and amortization		(311,988)
Property and equipment, net	$	430,622

3. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the provisions of Rule 240.15c3-1 of the Securities and Exchange Commission (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital and a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2014, the Company's net capital balance as defined by the Rule 15c3-1 was $669,124, which exceeded the net capital requirement of $25,651. At December 31, 2014 the Company's aggregated indebtedness to net capital ratio as defined by SEC Rule 15c3-1 was 0.58 to 1.

4. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Rule 240.15c3-3 of the Securities and Exchange Commission (SEC Rule 15c3-3) under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of the Company".

5. Commitments and Contingencies

Commitments
The Company leases office space pursuant to a seven year lease, expiring in 2019, with a five year renewal option thereafter. The lease provides for rental escalations, all of which have been straight-lined over the term of the lease. At December 31, 2014, future minimum lease payments are as follows:

2015	$	400,398
2016		411,998
2017		423,400
2018		435,000
thereafter		220,400
	$	1,891,196

A deferred rent liability representing the cumulative difference between the rent paid and the amount recognized under the straight-line method of accounting has been recorded.

Contingencies
The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. As of December 31, 2014, the Company was not involved in any such claims or lawsuits.

6. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. As of December 31, 2014, such excess was approximately $807,532. The Company has not experienced any losses in the past in these accounts.

6. Concentration of Credit Risk (continued)

The Company derives its revenue from a limited number of Clients. As of December 31, 2014, placement fees receivable for two Clients was $4,290,813 or 98% of total placement fees receivable.

7. Subsequent Events

Subsequent events have been evaluated through February 27, 2015 which is the date the statement of financial condition was available to be issued.